C A D W A L A D E R	Cadwalader, Wickersham & Taft LLP
650 South Tryon Street, Charlotte, NC 28202
Tel +1 704 348 5100 Fax +1 704 348 5200
www.cadwalader.com

November 27, 2024

Rolaine Bancroft, Esq.

Office Chief

Division of Corporate Finance

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Banc of America Merrill Lynch Commercial Mortgage Inc. Registration Statement on Form SF-3

Dear Ms. Bancroft:

Today, Banc of America Merrill Lynch Commercial Mortgage Inc. (the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) electronically via EDGAR the above-referenced registration statement (the “Registration Statement”).

The purpose of the Registration Statement is to file a new registration statement on Form SF-3 to replace the Registrant’s current registration statement on Form SF-3 (Commission File No. 333-261279), declared effective on December 17, 2021 (the “Prior Registration Statement”), prior to the expiration of the Prior Registration Statement.

If you require any additional information, please call me at (704) 348-5149.

Very truly yours,

/s/ Henry A. LaBrun

Henry A. LaBrun

Henry A. LaBrun    Henry.LaBrun@cwt.com